05012800

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

11th November 2005

By Registered Airmail

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

RECEIVED NOV 23 2005 203 WASH. D.C.

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
NOV 29 2005
THOMSON FINANCIAL

David Fu
Deputy Company Secretary

DF/RL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Continuing Connected Transactions with HAECO and TAECO
Independent Financial Adviser: Commerzbank AG

CX has entered into the Agreements with HAECO and TAECO to maintain its fleet. As HAECO and TAECO are connected persons of CX, the transactions contemplated under the Agreements constitute continuing connected transactions for CX under Rule 14A.14 of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35.

A circular containing information relating to the Agreements, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser and a notice to convene the EGM will be issued to shareholders as soon as practicable.

The Agreements

On 10th November 2005, CX entered into the following conditional service agreements ("the Agreements") for the provision of services ("Services") to CX's fleet:

1. HAECO Service Agreement
   Parties: (i) HAECO
   (ii) CX
   Services to be provided by HAECO to CX ("HAECO Services"):
   - LM Services for aircraft visiting HKIA.
   - BM Services at HKIA.
   - comprehensive stores and logistics support services comprising receiving/inspection, warehousing, distribution, import/export services.
   - material supply.
   - CAO Services.
   - Engineering Services.
2. TAECO Service Agreement
   Parties: (i) TAECO
   (ii) CX
   Services to be provided by TAECO to CX ("TAECO Main Services"):
   - store facilities.
   - material supply.
   - BM Services at Xiamen.
   - Engineering Services.
3. TAECO Line Maintenance Agreement
   Parties: (i) TAECO
   (ii) CX
   Services to be provided by TAECO to CX ("TAECO LM Services"):
   - LM Services for aircraft visiting Xiamen and such other airports as CX and TAECO shall from time to time agree.

Term

The Agreements will expire on 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements will become [illegible]

A circular containing the particulars of the Agreements, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser and Notice for the EGM will be dispatched to shareholders as soon as practicable.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

Opinion of the Directors

The Directors consider that the terms of the Agreements are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to HAECO and TAECO than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Reasons for, and benefits of, the Agreements

For over 55 years, CX's fleet has been maintained by HAECO and also by TAECO since 1996. HAECO and TAECO have the necessary expertise and efficiency to provide the Services and the Agreements will enable CX to maintain its aircraft fleet in a cost effective manner which is beneficial to CX's business.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: David Turnbull (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin; and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"BM Services" Comprehensive range of scheduled maintenance

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transactions is given by the independent shareholders of CX and HAECO in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Agreement Terms

The terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by CX to HAECO/TAECO within 30 days upon receipt of the invoice.

Determination of the Annual Cap

The maximum aggregate value ("Annual Cap") for the Agreements with each of HAECO and TAECO has been determined by reference to the actual and forecast payments for the Services made by CX to HAECO/TAECO in the four years ending 31st December 2005 and the nine months ended 30th September 2005 set out below and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of the Company's aircraft fleet. The Directors estimate that the amounts payable under the Agreements for the two years ending 31st December 2007 will not exceed the Annual Caps set out below.

(HK$ million)	2002 Actual	2003 Actual	2004 Actual	1.1.05 – 30.9.05 Actual	2005 Forecast	2006 Annual Cap	2007 Annual Cap
HAECO Services	871	789	869	663	873	1,155	1,234
TAECO Main and LM Services	141	182	165	147	185	350	394

Connection between the parties

Swire, which is a substantial shareholder of CX by virtue of its 46.33% shareholding in CX, owns 32.42% of the issued share capital of HAECO. HAECO is therefore an associate of Swire and hence a connected person of CX under the Listing Rules.

TAECO is a non-wholly owned subsidiary of HAECO and is therefore also a connected person of CX under the Listing Rules.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Agreements will, on an annual basis, be more than 2.5%, CX has to comply with the announcement, reporting and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Agreements and the Transactions (including the Annual Caps). Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Agreements and the Transactions (including the Annual Caps).

CX will convene an EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll and Swire, being a substantial shareholder of both CX and HAECO, will abstain from voting.

services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.

"CAO Services"	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
"CX" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"Directors"	The directors of the Company.
"EGM"	Extraordinary General Meeting.
"Engineering Services"	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and HAECO group.
"HAECO"	Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
"HKIA"	Hong Kong International Airport.
"Independent Board Committee"	An Independent Committee of the Board of Directors comprising Peter Lee, Raymond Or, Jack So and Tung Chee Chen, all being independent non-executive Directors.
"Independent Financial Adviser"	Commerzbank AG.
"Independent Shareholders"	Shareholders of CX apart from Swire and its associates.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"LM Services"	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"TAECO"	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
"Transactions"	The continuing connected transactions contemplated in the Agreements.

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary
Hong Kong, 10th November 2005

SWIRE

CATHAY PACIFIC